BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York 10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                            February 13, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :

    Re :   Filing of Schedule 13G on PRIORITY HEALTHCARE CORPORATION



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures



                  Page 1 of 6

        SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No. ) *
                   --------


         PRIORITY HEALTHCARE CORPORATION
                NAME OF ISSUER :


         Class B Common Stock:  Par  $.01
           TITLE OF CLASS OF SECURITIES

                    74264T102
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [x ]. (A fee is not required only if the filing
person :(1) has a previous statement on percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. )
( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




              Continued on following page(s)



                                    Page 2 of
6 CUSIP No. 74264T102
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company. 13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)     [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporations.

NUMBER OF     5. SOLE VOTING POWER
              Bankers Trust Company  198,400 shares
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
              Bankers Trust Company        0 shares
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
              Bankers Trust Company  198,400 shares
REPORTING
PERSON        8. SHARED DISPOSITIVE POWER
              Bankers Trust Company         0
shares
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

           Bankers Trust Company              198,400   shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust Company             8.62%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK


                                      Page 3 of 6

CUSIP No. 74264T102


Item 1 (a)     NAME OF ISSUER:

               PRIORITY HEALTHCARE CORPORATION

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

               285 West Central Parkway
               Alamonte Springs, FL 32714


Item 2 (a)     NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               130 Liberty Street
               New York, New York 10006

Item 2(c) CITIZENSHIP:

              Bankers Trust New York Corporation, and its wholly - owned subsidiary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New York.

Item 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock:  Par  $.01

Item 2 (e)    CUSIP NUMBER:

              74264T102





















CUSIP No. 74264T102                   Page 4 of 6




Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

          For Bankers Trust Company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:

        Bankers Trust Company          198,400 shares


  (b)  PERCENT OF CLASS:

        Bankers Trust Company                8.62%

  (c) Number of shares as to which the Bank has:

        (i) Sole power to vote or to direct the vote -

            Bankers Trust Company      198,400 shares


       (ii) Shared power to vote or to direct the vote -

            Bankers Trust Company            0 shares


      (iii) Sole power to dispose or to direct the disposition of -

            Bankers Trust Company      198,400 shares

       (iv) Shared power to dispose or to direct the disposition of -


            Bankers Trust Company            0 shares


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.



                                      Page 5 of 6
 CUSIP No. 74264T102


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:
          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION AND
          CLASSIFICATION OF NUMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable.


Item 10   CERTIFICATION:

      By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.






                                      Page 6 of 6
CUSIP No. 74264T102

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1997

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary

Signature:      Bankers Trust Company

By:                 /s/James T. Byrne, Jr.

Name:               James T. Byrne, Jr.

Title:              Secretary

















































                          EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York Corporation to Bankers Trust Company is shown below:




  Bankers Trust New York Corporation

                   |
                 100%
                   |

         Bankers Trust Company